Annual Meeting of Participation Certificate Holders
(Unaudited)

June 30, 2012

The 2012 Plan Investment Fund, Inc. Annual Meeting of
Participation Certificate holders was held on June 15, 2012. At this meeting the Participation Certificate holders elected the slate of Trustee nominees recommended by the Board of Trustees, and ratified the selection of Deloitte & Touche LLP, as the independent registered public accounting firm for the fiscal year ending
December 31, 2012. A total of 1,081,140,523.41
Participation Certificates, representing 96.92% of the Participation Certificates eligible to be voted at the meeting were voted as follows:




Election of Trustee Nominations

For                  Against              Abstain
1,081,140,523.41       0                    0


Ratification of independent
registered public accounting firm

For                  Against              Abstain
1,081,140,523.41      0                     0